SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of December 2017

CGG

Tour Maine Montparnasse—33 Avenue

du Maine – BP 191—75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

The Commercial Court of Paris approves the

safeguard plan and dismisses the claims of certain

holders of CGG’s convertible bonds

Paris, France – December 1, 2017

CGG announces that today the Commercial Court of Paris approved the safeguard plan of CGG, after finding the claims filed by certain holders of CGG’s convertible bonds against this draft plan inadmissible.

The next procedural step of CGG’s financial restructuring is the hearing scheduled on 21 December 2017 to consider the motion for the recognition of the ruling approving the safeguard plan by the competent US Bankruptcy Court within the context of the Chapter 15 proceedings.

Subject to in particular a favorable decision by the US Bankruptcy Court, the rights issue with preferential subscription rights and allocation of free warrants to shareholders are expected to be launched in mid-January, with the settlement and delivery of the various securities issuances provided for under the restructuring plan expected to occur by the end of February 2018. It is to be noted that the Convertible Bonds due 2019 and the Convertible Bonds due 2020 may now only give right to CGG shares according to the terms of the approved safeguard plan.

The trading on Euronext Paris in CGG’s shares (FR0013181864), Convertible Bonds due 2019 (FR0011357664) and Convertible Bonds due 2020 (FR0012739548), which was halted from 2:00 pm on December 1, 2017 will resume as from December 4, 2017 at 9:00 am.

The press release shall not constitute an offer to sell or the solicitation of an offer to buy securities. There will not be any sale of these securities in any such state or country in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or country.

The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) and may not be offered and sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,400 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

  Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date December 1st, 2017	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer